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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+972-52-432-9955
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Otonomo Technologies Ltd. hereby furnishes the following documents in connection with its Annual General Meeting of Shareholders scheduled for May 26, 2022 at 3:00 p.m. Israel time at its offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel (the “Meeting”).

(1)	Notice and Proxy Statement with respect to the Meeting, describing the proposals to be voted upon, the procedure for voting in person or by proxy and various other details related to the Meeting; and

(2)	Form of Proxy Card.

Exhibit Index

Exhibit No.	Description

99.1	Notice of Annual General Meeting
99.2	Form of Proxy Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

Date: April 21, 2022	By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer

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